Exhibit 3.1

Section 2.10. VOTING

Each stockholder entitled to vote at a meeting of the stockholders shall be entitled to one vote, in person or by proxy, as applicable, for each share of stock entitled to vote held by such stockholder. Unless provided otherwise by statute, any business to be transacted at a meeting of the stockholders at which a quorum is present, other than the election of directors, shall be adopted by majority vote of the stockholders entitled to vote at such meeting.

Except as provided in Section 3.14, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the aggregate number of votes withheld from or cast against that director. The Corporate Governance and Nominating Committee has established procedures under which any director who is not elected by the majority vote standard set forth in this Section shall tender his or her resignation to the Board.

Directors shall hold office until the next annual meeting and until their successors shall be duly elected and qualified. Directors need not be stockholders. If, for any cause, the Board of Directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.